ANNUAL NOTICE
May 1, 2025
ProtectiveValues® Access Variable Annuity	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202‑0648 Telephone: 1‑800‑456‑6330 www.protective.com
This Annual Notice for the ProtectiveValues® Access Variable Annuity, a group and individual flexible premium deferred variable annuity contract (the “Contract”) issued by Protective Life Insurance Company, provides certain updated information about your Contract since May 1, 2024. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Funds available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.
The most recent prospectus for the Contract, dated May 1, 2010, (the “Prospectus”) and supplements to the Prospectus contain more information about the Contract, including its features, benefits, and risks. You can find updated financial statements for Protective Variable Annuity Separate Account and for Protective Life Insurance Company, prospectuses for the Funds listed in the appendix, and other information about the Contract online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling 1-800-456-6330 or by sending an email request to prospectus@protective.com.
The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes, is not a short-term investment, and is not appropriate for an investor who needs ready access to cash. The Contract is complex investment and involves risks, including potential loss of principal. Withdrawals could result in surrender charges, taxes, and tax penalties.
Protective Life Insurance Company’s obligations under the Contract are subject to its financial strength and claims-paying ability.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-116814

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	12

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  Refer to Protective Life Insurance Company. “You”, “your”, and “Owner” refer to the person(s) who have been issued a Policy.
Annuity Commencement Date The date as of which the Annuity Value is applied to an Annuity Option.
Annuity Option The payout option under which the Company makes annuity income payments.
Annuity Value The amount we apply to the Annuity Option you have selected.
Annual Withdrawal Amount or AWA The maximum amount that may be withdrawn from the Contract each Contract Year after the Benefit Election Date without reducing the Benefit Base.
Code The Internal Revenue Code of 1986, as amended.
Contract  The ProtectiveValues® Access Variable Annuity, a flexible premium, deferred, variable annuity contract.
Contract Anniversary The same month and day as the Effective Date in each subsequent year of the Contract.
Contract Value  Prior to the Annuity Commencement Date, the sum of the Variable Account value and the DCA Fixed Account(s) value.
Contract Year Any period of 12 months commencing with the Effective Date or any Contract Anniversary.
DCA Dollar cost averaging.
Effective Date The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.
Fund Any investment portfolio in which a corresponding Sub-Account invests.
Monthly Anniversary Date The same day each month as the Effective Date, or the last day of any month that does not have the same day as the Effective Date.
Net Amount at Risk The value of the death benefit minus the Contract Value.
Purchase Payment The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.
Qualified Contracts Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 403,408, 408A or 457 of the Code.
Sub-Account A separate division of the Variable Account.
Variable Account The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this section of the Annual Notice is a summary of certain Contract features that have changed since May 1, 2024. This may not reflect all of the changes that have occurred since you entered into your Contract.
•
The Invesco V.I. Capital Appreciation Fund changed its name to the Invesco V.I. Discovery Large Cap Fund.

•
The Morgan Stanley VIF Global Real Estate Portfolio was liquidated.

•
On December 31, 2024, Protective Life Insurance Company changed from a Tennessee corporation to a Nebraska corporation. Accordingly, the Variable Account currently operates under the laws and regulation of Nebraska.

•
For updated Fund performance and fee information please see the APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
FEES, EXPENSES, AND ADJUSTMENTS
Are There Charges or Adjustments for Early Withdrawals?	No. The Contract does not include charges for early withdrawal.
Are There Transaction Charges?
Yes. You may be assessed a fee for each transfer after the first 12 transfers in a Contract Year. Currently, we do not assess a charge for transfers.
Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.
The SecurePay Medical Evaluation Fee is assessed for each Covered Person when there is Joint Coverage under the SecurePay ME feature. Currently, this charge is $150 for Single Coverage and $300 for Joint Coverage. State variations may apply. See “SecurePay ME: Increased AWA for Certain Medical Conditions, How to Apply for an Increased AWA” in the prospectus for more information.
For additional information about transaction charges, see “FEES AND EXPENSES - OWNER TRANSACTION EXPENSES” and “CHARGES AND DEDUCTIONS” in the Prospectus.

Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base contract (1)	1.76%	1.76%
Investment options (Fund fees and expenses) (2)	0.34%	2.675%
Optional benefits available for an additional charge (for a single optional benefit, if elected)
Monthly Death Benefit Fee (3)
For Contracts Issued On or After May 1, 2009:
Maximum Anniversary Value Death Benefit Fee	0.20%	0.20%
For Contracts Issued On or After July 1, 2005 But Before May 1, 2009:
Maximum Anniversary Value Death Benefit Fee	0.30%	0.30%
Return of Purchase Payment Death Benefit Fee	0.10%	0.10%
ValuPay Fee (4)(annual dollar amount per $1,000 of Net Amount at Risk on each Monthly Anniversary Day, beginning on the 13th Monthly Anniversary Day)
For Contracts Issued Before May 1, 2009:
Return of Purchase Payment Death Benefit Fee	$3.00 ($0.25 per month)	$227.28 ($18.94 per month)
Monthly Optional SecurePay Fee (5) (6)
SecurePay riders issued before May 1, 2009 (7) (8) (9)
SecurePay rider	0.70%	0.95%
SecurePay rider with SecurePay R72 Benefit	0.90%	1.40%
SecurePay riders issued on or after May 1, 2009 (7)
SecurePay rider at time of Contract Purchase	0.50%	0.95%
SecurePay rider under RightTime® option	0.60%	0.95%
SecurePay rider with SecurePay Advantage Benefit at time of Contract Purchase	0.90%	1.40%
SecurePay rider with SecurePay Advantage Benefit under RightTime® option	1.00%	1.60%

(1)
We calculate the Base Contract fee by dividing the total amount we receive from the annual contract maintenance fee, the mortality and expense risk charge and the administration charge for the last fiscal year by the total average net assets attributable to the Contracts for that year. We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders, is $50,000 or more. (See “Charges and Deductions.”)
(2)
As a percentage of Fund assets.

(3)
There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit and (2) the Maximum Anniversary Value Death Benefit. For more information on these death benefit values and how they are calculated, please see the “DEATH BENEFIT” section of this prospectus. If your Contract is issued on or after May 1, 2009, we will assess the CoverPay Fee if you purchase the Maximum Anniversary Value Death Benefit; there is no death benefit fee for the Return of Purchase Payments Death Benefit. If your Contract was issued before May 1, 2009 but on or after July 1, 2005, you elected either the CoverPay Fee or, for the Return of Purchase Payments Death Benefit only, the ValuPay Fee If your Contract was purchased before July 1, 2005, only the Return of Purchase Payments Death Benefit was available, and you had the option of paying for the death benefit with an asset-based fee or the Net Amount at Risk Fee (now called the ValuPay Fee). The asset-based fee is equal, on an annual basis, to 0.15% of your average Contract Value measured on each Monthly Anniversary Day. (See “Charges and Deductions, Death Benefit Fee.”)

(4)
The ValuPay fee is based on the Net Amount at Risk and the oldest Owner’s age. If the Net Amount at Risk remains the same, the ValuPay fee will increase over time as the age of the oldest Owner increases. (See “Charges and Deductions, ValuPay Fee.”)

(5)
If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee and your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. See “Guaranteed Lifetime Withdrawal Benefit (“SecurePay”) with RightTime® Option” in this prospectus. If you purchased the SecurePay Advantage Benefit (or, if you purchased the SecurePay rider with the SecurePay R72 Benefit before May 1, 2009), we will continue to calculate the SecurePay Roll-up Value, and will increase your Benefit Base by the amount of any increase in the SecurePay Roll-up Value for the remainder of the Roll-up Period. If you purchased the SecurePay rider with the SecurePay R72 Benefit before May 1, 2009, however, we will not reset your Roll-up Period following an increase in your Benefit Base to equal the SecurePay Anniversary Value if you elect not to pay the increase in your SecurePay Fee. See Appendix E: The SecurePay R72 Benefit (Not Available On or After May 1, 2009).

(6)
As an annualized percentage of the Benefit Base on each Monthly Anniversary Day, beginning withthe 1st Monthly Anniversary Day following election of the rider. The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. On the Rider Effective Date, your initial Benefit Base is equal to your Contract Value. For more information on the SecurePay rider, theBenefit Base and how it is calculated, please see “Guaranteed Lifetime Withdrawal Benefit (“SecurePay”) with RightTime® Option” in this prospectus.

(7)
Effective May 1, 2009, the following changes have been made to the SecurePay rider: 1) an additional SecurePay feature — the SecurePay Advantage Benefit — is available for purchase with the SecurePay rider for an increased fee; and 2) SecurePay riders issued on and after May 1, 2009 without the SecurePay Advantage Benefit will have a different Maximum Withdrawal Percentage and a lower SecurePay fee than riders issued before May 1, 2009. These changes are subject to state approval. If in any state we do not receive approval of both of these changes by May 1, 2009, we will not issue the SecurePay rider (with or without the SecurePay Advantage Benefit) in that state until state approval is received. Please check with your sales representative regarding approval in your state. If you purchase your Contract on or after May 1, 2009 and these changes have not been approved in your state, and you later purchase the SecurePay rider (with or without the SecurePay Advantage Benefit) under the RightTime® option within 60 days of such approval, your SecurePay fee will be the same as it would have been if you had purchased the rider when you purchased your Contract. (See “Guaranteed Lifetime Withdrawal Benefit (“SecurePay”) With RightTime® Option.”)

(8)
Effective May 1, 2009, the SecurePay R72 Benefit (which was only available for Contracts purchased on or after May 1, 2008) is no longer available for purchase with the SecurePay rider, even if you purchased your Contract prior to May 1, 2009 and you purchase the rider on or after May 1, 2009 by exercising the RightTime® option. For information on the SecurePay R72 Benefit, please see Appendix E: SecurePayR72 Benefit (Not Available on or After May 1, 2009).

(9)
The current SecurePay Fee may be lower for certain Owners who elected not to pay an increase in the fee that became effective on February 16, 2009.

Because your Contract is customizable, the options and benefits you choose can affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. These estimates assume that you do not take any withdrawals from the Contract.
Lowest Annual Cost: $2,107	Highest Annual Cost: $6,226
Assumes:	Assumes:

•
Investment of  $100,000

•
5% annual appreciation

•
Least expensive combination of Base Contract fee and Fund fees and expenses

•
No optional benefits

•
No sales charge

•
No additional Purchase Payments, transfers or withdrawals

•
Investment of  $100,000

•
5% annual appreciation

•
Most expensive combination of Base Contract fee, optional benefits and Fund fees and expenses

•
No sales charge

•
No additional Purchase Payments, transfers, or withdrawals

For additional information about annual charges, please see “FEES AND EXPENSES - Periodic Charges” and “CHARGES AND DEDUCTIONS” in the Prospectus.
RISKS
Is There A Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract, including loss of principal. For additional information about the risk of loss, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.
Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Although you are permitted to take withdrawals or surrender the Contract, federal and state income taxes may apply.
Withdrawals will reduce your Contract Value and death benefit.
The benefits of tax deferral and living benefit protections also mean the Contract is less beneficial to investors with a short time horizon.
For additional information about the investment profile of the Contract, see “DESCRIPTION OF THE CONTRACT,” “CHARGES AND DEDUCTIONS,” ”FEDERAL TAX MATTERS,” “TAXATION OF ANNUITIES IN GENERAL” and “QUALIFIED RETIREMENT PLANS” in the Prospectus.

What Are the Risks Associated with Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract.
Each investment option (including the Guaranteed Account) has its own unique risks.
You should review the prospectuses for the available Funds and consult with your financial professional before making an investment decision.
For additional information about the risks associated with investment options, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to the Company. Any obligations (including under the guaranteed account), guarantees, or benefits under the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page.
For additional information about Company risks, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes. Currently, there is no charge when you transfer Contract Value among Sub-Accounts. However, we reserve the right to charge $25 for each transfer after the first 12 transfers in any Contract Year in the future.
We reserve the right to remove or substitute Funds as Sub-Accounts that are available under the Contract. We also reserve the right to restrict the allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of our Fund selection criteria and/or if a Fund has not attracted significant contract owner assets.
For additional information about Sub-Accounts, see “CHARGES AND DEDUCTIONS – Transfer Fee” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Selection of Funds” and THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Addition, Deletion or Substitutions of Investments” in the Prospectus.

Are There Restrictions on Contract Benefits?
Yes. If you elect the SecurePay rider:
•
The Sub-Accounts available to you under the Contract will be limited.

•
You may not make additional Purchase Payments two years or more after the rider issue date or on or after the Benefit Election Date, whichever comes first.

•
Withdrawals from Contract Value that exceed the Annual Withdrawal Amount under the rider may significantly reduce or eliminate the rider benefits.

•
We may stop offering an optional benefit rider at any time.
If you purchased an optional death benefit, withdrawals may also reduce the benefit by an amount greater than the value withdrawn.
For additional information about the optional benefits, see and “DEATH BENEFIT - Selecting a Death Benefit” in the Prospectus.

TAXES
What Are the Contract’s Tax Implications?
You should consult with a qualified tax advisor regarding the federal tax implications of an investment in, payments received under, and other transactions in connection with this Contract.
If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral. Generally, all earnings on the investments underlying the Contract are tax-deferred until distributed or deemed distributed. A distribution from a non-Qualified Contract, which includes a surrender, withdrawal, payment of a death benefit or annuity income payments, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% additional tax may also apply if the Owner takes a withdrawal before age 59½. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends.
For additional information about tax implications, see “FEDERAL TAX MATTERS” and “TAXATION OF ANNUITIES IN GENERAL” in the Prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?
We pay compensation, in the form of commissions, non-cash compensation, and asset-based compensation, to broker-dealers in connection with the promotion and sale of the Contracts. A portion of any payments made to the broker-dealers may be passed on to their registered representatives in accordance with their internal compensation programs. The prospect of receiving, or the receipt of, asset-based compensation may provide broker-dealers and/or their registered representatives with an incentive to recommend continued investment in the Contracts over other variable insurance products (or other investments). You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the Contracts.
For additional information about compensation, see “DISTRIBUTION OF THE CONTRACTS” in the Prospectus.

CONFLICTS OF INTEREST
Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new contract in place of the contract you already own. You should only exchange your current contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
For additional information about exchanges, see “TAXATION OF ANNUITIES IN GENERAL – Exchanges of Annuity Contracts” in the Prospectus.

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 800-456-6330 or by sending an email request to prospectus@protective.com. Depending on the optional benefits you choose, you may not be able to invest in certain Funds.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable(3)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)			SecurePay Rider Allocation Investment Category (2)
			1 Year	5 Year	10 Year
Allocation	American Funds Insurance Series® Asset Allocation Fund - Class 2	0.54%	16.41%	8.32%	8.32%	2
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II - ClearBridge Investments, LLC	1.06%	9.73%	6.35%	7.02%	3
U.S. Equity	ClearBridge Variable Small Cap Growth Portfolio - Class II - ClearBridge Investments, LLC	1.05%	4.23%	5.13%	7.66%	3
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.81%	33.45%	16.74%	13.33%	2
U.S. Equity	Fidelity® VIP Equity-Income Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.72%	15.06%	9.80%	8.94%	2
Allocation	Fidelity® VIP Freedom Funds - Freedom 2015 Portfolio℠ - Service Class 2	0.68%	6.21%	4.08%	5.11%	2
Allocation	Fidelity® VIP Freedom Funds - Freedom 2020 Portfolio℠ - Service Class 2	0.71%	7.40%	4.89%	5.76%	2
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.81%	30.07%	18.63%	16.34%	3
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Service Class 2 - Geode Capital Management, LLC	0.34%	24.59%	14.12%	12.71%	2
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.63%	1.50%	0.20%	1.68%	1
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.82%	17.18%	11.06%	8.94%	3
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.87%	30.44%	13.64%	12.67%	3
Allocation	Franklin Income VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.72%	7.20%	5.29%	5.27%	2
Allocation	Franklin Mutual Shares VIP Fund - Class 2 - Franklin Mutual Advisers, LLC	0.94%	11.27%	5.75%	5.83%	2
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.88%	10.79%	10.30%	10.44%	2
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 - Franklin Mutual Advisers, LLC (1)	0.90%	11.71%	8.36%	8.17%	3
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	1.08%	11.04%	9.75%	9.32%	3

Asset Allocation Type	Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable(3)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)			SecurePay Rider Allocation Investment Category (2)
			1 Year	5 Year	10 Year
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2 - Franklin Advisers, Inc.	0.78%	1.37%	-0.52%	0.53%	1
International Equity	Goldman Sachs VIT International Equity Insights Fund - Institutional Class (1)	0.80%	6.12%	5.46%	4.88%	3
International Equity	Goldman Sachs VIT International Equity Insights Fund - Service Class (1)	1.05%	5.80%	5.19%	4.61%	3
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Institutional Class (1)	0.70%	17.05%	9.83%	8.00%	2
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Service Class (1)	0.93%	16.74%	9.59%	7.74%	2
U.S. Equity	Goldman Sachs VIT Mid Cap Growth Fund - Service Class (1)	0.98%	20.23%	11.04%	10.20%	3
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Institutional Class (1)(3)	0.82%	12.36%	9.85%	7.98%	3
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Service Class (1)	1.07%	12.12%	9.57%	7.71%	3
U.S. Equity	Goldman Sachs VIT Small Cap Equity Insights Fund - Service Class (1)	1.06%	18.76%	8.73%	8.69%	3
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Institutional Class (1)	0.71%	32.27%	16.76%	14.90%	2
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Service Class (1)	0.96%	31.99%	16.47%	14.61%	2
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Institutional Class (1)	0.56%	28.24%	14.15%	12.05%	2
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Service Class (1)	0.77%	27.92%	13.91%	11.82%	2
U.S. Equity	Invesco® V.I. American Franchise Fund - Series II	1.10%	34.56%	15.56%	13.88%	3
U.S. Equity	Invesco® V.I. American Value Fund - Series II	1.14%	30.09%	13.40%	8.85%	3
Allocation	Invesco® V.I. Balanced-Risk Allocation Fund - Series II (1)	1.06%	3.56%	2.51%	3.57%	1
U.S. Equity	Invesco® V.I. Comstock Fund - Series II	1.01%	14.87%	11.31%	9.21%	2
U.S. Equity	Invesco® V.I. Discovery Large Cap Fund ‑ Series II(1) (formerly, Invesco® V.I. Capital Appreciation Fund ‑ Series II)	1.05%	33.82%	15.76%	12.97%	3
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series II	1.10%	23.92%	9.92%	11.29%	3
Allocation	Invesco® V.I. Equity and Income Fund - Series II	0.82%	11.91%	8.12%	7.09%	2
International Equity	Invesco® V.I. EQV International Equity Fund - Series II	1.15%	0.34%	2.97%	4.10%	3
International Equity	Invesco® V.I. Global Fund - Series II	1.06%	15.78%	9.21%	9.58%	3
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series II (1)	1.18%	2.79%	-0.43%	1.28%	1
Taxable Bond	Invesco® V.I. Government Securities Fund - Series II	0.95%	1.48%	-0.40%	0.67%	1
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series II	1.00%	15.72%	9.81%	8.53%	2
U.S. Equity	Invesco® V.I. Main Street Fund® - Series II (1)	1.05%	23.39%	11.81%	10.97%	2
Money Market	Invesco® V.I. U.S. Government Money Portfolio - Series I	0.66%	4.63%	2.11%	1.40%	1
Taxable Bond	Lord Abbett Series Fund - Bond Debenture Portfolio - Class VC	0.99%	6.72%	1.90%	3.73%	1
U.S. Equity	Lord Abbett Series Fund - Dividend Growth Portfolio - Class VC (1)	0.99%	22.14%	12.23%	11.16%	2
U.S. Equity	Lord Abbett Series Fund - Fundamental Equity Portfolio - Class VC (1)	1.08%	16.65%	8.81%	7.91%	2

Asset Allocation Type	Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable(3)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)			SecurePay Rider Allocation Investment Category (2)
			1 Year	5 Year	10 Year
U.S. Equity	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	0.93%	20.60%	10.37%	9.05%	2
U.S. Equity	Lord Abbett Series Fund - Growth Opportunities Portfolio - Class VC	1.13%	30.61%	7.67%	9.37%	3
U.S. Equity	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1.14%	14.90%	9.21%	6.83%	3
U.S. Equity	MFS® VIT Growth Series - Service Class (1)	0.97%	31.15%	14.46%	14.82%	2
U.S. Equity	MFS® VIT II Massachusetts Investors Growth Stock Portfolio - Service Class (1)	0.97%	15.98%	12.16%	12.91%	2
U.S. Equity	MFS® VIT Investors Trust Series - Service Class (1)	0.99%	19.22%	11.12%	10.81%	2
U.S. Equity	MFS® VIT New Discovery Series - Service Class (1)	1.12%	6.44%	4.71%	8.92%	3
U.S. Equity	MFS® VIT Research Series - Service Class (1)	1.01%	18.56%	11.60%	11.38%	3
Taxable Bond	MFS® VIT Total Return Bond Series - Service Class (1)	0.78%	2.33%	0.14%	1.64%	1
Allocation	MFS® VIT Total Return Series - Service Class (1)	0.86%	7.46%	5.89%	6.20%	2
Sector Equity	MFS® VIT Utilities Series - Service Class (1)	1.04%	11.34%	5.61%	6.02%	3
U.S. Equity	MFS® VIT Value Series - Service Class (1)	0.94%	11.35%	7.76%	8.36%	2
Taxable Bond	PIMCO VIT Long-Term U.S. Government Portfolio - Advisor Class	2.675%	-6.10%	-5.02%	-0.82%	1
Taxable Bond	PIMCO VIT Low Duration Portfolio - Advisor Class	0.77%	4.39%	0.98%	1.18%	1
Taxable Bond	PIMCO VIT Real Return Portfolio - Advisor Class	1.17%	2.03%	1.83%	2.05%	1
Taxable Bond	PIMCO VIT Short-Term Portfolio - Advisor Class	0.72%	5.95%	2.66%	2.29%	1
Taxable Bond	PIMCO VIT Total Return Portfolio - Advisor Class	0.89%	2.43%	-0.13%	1.43%	1
U.S. Equity	Royce Capital Micro-Cap Portfolio - Service Class	1.45%	13.28%	10.70%	7.02%	3
U.S. Equity	Royce Capital Small-Cap Portfolio - Service Class	1.38%	3.26%	6.93%	5.38%	3
International Equity	Templeton Foreign VIP Fund - Class 2 - Templeton Investment Counsel, LLC (1)	1.06%	-1.00%	2.60%	2.38%	3
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 - Franklin Advisers, Inc. (1)	0.75%	-11.37%	-4.85%	-2.03%	1
International Equity	Templeton Growth VIP Fund - Class 2 - Templeton Global Advisors, Ltd. (1)	1.12%	5.40%	4.60%	4.08%	3

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
If you have purchased the SecurePay rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The following table specifies the minimum and maximum percentages of your Contract Value that must be allocated to each of the four Investment Categories during the accumulation phase in order for you to remain eligible for benefits under the SecurePay Life rider (unless you are fully invested in a Benefit Allocation Model or a permissible single investment option). You can select the percentage of Contract Value to allocate to individual Funds within each group, but the total investment for all Funds in a group must comply with the specified minimum and maximum percentages for that group. See “ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS” in the Prospectus.

Investment Category	Minimum Allocation	Maximum Allocation
1	35%	100%
2	0%	65%
3	0%	30%

(3)
Please contact us if you any have questions about fund/portfolio availability.

Please retain this Annual Notice for future reference. The last Prospectus and Statement of Additional Information for this Contract, dated May 1, 2010, contains more information about the Contract. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000028512